SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

DATA STORAGE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

23786R 102

(CUSIP Number)

c/o Data Storage Corporation

48 South Service Road, Melville, New York 11747

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 23786R 102	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Harold Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 32,334,968 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,334,968 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,334,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% (2)
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 5 Pages)

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 32,334,968 shares of common stock.

(2) Percentage of class calculated based on an aggregate of 128,139,418 shares issued and outstanding as of January 25, 2019, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Data Storage Corporation, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Data Storage Corporation, 48 South Service Road, Melville, New York 11747.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Harold Schwartz (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Data Storage Corporation, 48 South Service Road, Melville, New York 11747.

Reporting Person is principally involved in the business of providing IT services.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 25, 2016, Issuer, through its wholly-owned subsidiary (the "Subsidiary"), entered into and closed two Asset Purchase Agreements (collectively, the "Purchase Agreements") with ABC Services Inc. (“ABC I”), a New York corporation, and ABC Services II Inc. ("ABC II" and collectively with ABC I, "ABC"), a New York Corporation, pursuant to which the Subsidiary purchased certain assets from ABC, including tangible assets and service agreements, in consideration of an aggregate 64,669,936 shares of common stock of the Company (the "Shares"). The Closing occurred on October 25, 2016 and on October 31, 2016, ABC assigned half of the Shares or an aggregate amount of 32,334,968 of the Shares to the Reporting Person. The Reporting Person is a control person of ABC.

The issuances of the Shares were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person acquired beneficial ownership of the Shares as a result of the above described transaction.

(Page 3 of 5 Pages)

The Reporting Person did not acquire beneficial ownership of any Shares with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of January 25, 2019, Reporting Person beneficially owned 32,334,968 or 25.2% of Issuer’s common stock.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Assignment Agreement by and between ABC Services Inc. and Harold Schwartz dated October 31, 2016

10.2	Assignment Agreement by and between ABC Services II Inc. and Harold Schwartz dated October 31, 2016

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 31, 2019

/s/ Harold Schwartz

Harold Schwartz

(Page 5 of 5 Pages)